Exhibit 99.1

FOR IMMEDIATE RELEASE

CUSTOMER RELATIONSHIP PAYS OFF FOR
SILICOM: MAJOR NEW DESIGN WIN WITH
SD-WAN PIONEER FOR CUSTOMIZED
vCPE/EDGE APPLIANCE

- Design Win’s Multi-Million Dollar Potential: Customer Commits to
Order $1.3M Over 18 Months While Forecasting
$2.5M in 1st Year, $5M/Yr Thereafter -

KFAR SAVA, Israel— November 7, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has received another Design Win from a leader in the emerging SD-WAN (Software-Defined Wide Area Network) space, the customer to whom Silicom has been supplying encryption offload cards since last July.

The current Design Win is for an innovative vCPE/Edge appliance for the virtualized environment, a product developed originally as a reference design for Intel. Silicom has signed an agreement to customize the appliance against the customer’s commitment to order more than $1.3 million of appliances within 18 months of product completion. At the same time, the customer has forecast that the deployment of these systems will ramp quickly, with orders reaching approximately $2.5 million within the first year and then about $5 million per year thereafter.

“We are pleased and proud that this groundbreaking SD-WAN player continues to expand its business with Silicom, coming to us again and again for innovative new performance solutions,” commented Shaike Orbach, Silicom’s President & CEO. “The trusting relationship that has evolved between our firms has made it natural for them to check out - and then select - our vEdge/CPE appliance. We are excited by the sheer volume of sales likely to flow from this win, as demonstrated by the customer’s initial commitment and strong forecasts.

“In fact, the customer’s forecast is another clear demonstration of the momentum of the SD-WAN market, as both enterprises and service providers begin adopting the new technology to enable their transition to the Cloud, NFV and the virtualized environment. We believe that our favorable positioning in this market, due both to our basis in the WAN Optimization market and the unique new technologies that we have developed, will enable us to benefit strongly from the momentum of this ‘hot’ new market space, making SD-WAN a significant new revenue driver for Silicom.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com